Babak Yaghmaie T: (212) 479-6556 F: (212) 479-6275 byaghmaie@cooley.com	Via EDGAR and FedEx

November 8, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler Mr. Scot Foley Mr. Bryan J. Pitko Ms. Ibolya Ignat Mr. Andrew Mew
Re:	Cara Therapeutics, Inc. Draft Registration Statement on Form S-1 Submitted October 4, 2013 CIK No. 0001346830

Ladies and gentlemen:

On behalf of our client, Cara Therapeutics, Inc. (“Cara Therapeutics” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 31, 2013 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement (the “DRS”).

We also describe below the changes the Company has made in response to the Comments in the Registration Statement on Form S-1 filed today (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). For the Staff’s convenience, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the DRS.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

November 8, 2013 Page Two

General

1.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the images included in the Registration Statement are all of the graphic, visual or photographic information the Company currently intends to include in the Registration Statement. If the Company decides to use any additional images it will provide the Staff with proofs of such materials as soon as practicable.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company acknowledges the Staff’s request. The Company has supplementally provided the Staff written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company advised the Staff that potential investors have not been permitted to retain copies of such written communications. The Company further advises the Staff that to its knowledge, as of the date hereof, no research reports have been distributed by any broker or dealer participating in the offering. The Company intends to supplementally provide the Staff copies of any such materials as promptly as practicable in the event that any additional materials are presented to potential investors pursuant to Section 5(d) of the Securities Act or any materials are distributed by any broker or dealer participating in the offering.

Prospectus Summary

General

3.	We note that your registration statement includes several references to data attributed to IMS Health, Inc. Please briefly describe who IMS Health is. In addition, please disclose what your relationship is to IMS Health and whether the information attributed to IMS Health was compiled on your behalf.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 1 and 72 of the Registration Statement. As described in the revised disclosure in the Registration Statement, IMS Health is an independent market research firm. According to its website, www.imshealth.com, it is “…the world’s leading information, services and technology company dedicated to making healthcare perform better.” The Company confirms that it has no relationship with IMS Health and no information attributed to IMS Health in the Registration Statement was complied on the Company’s behalf.

November 8, 2013 Page Three

4.	Please revise your disclosure here and as necessary throughout the prospectus to explain the phrase “peripheral mechanism of action.” Please also explain how “peripherally-active” products are distinguishable from “centrally-active” products and why this is important to the development of CR845. Your discussion should specifically explain how “peripherally-active” kappa opioids, like CR845, avoid both the psychiatric side-effects of “centrally-active” prior kappa opioids and the CNS side effects of mu opioids.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 1, 55 and 72 of the Registration Statement.

5.	Please define or explain your use of the following terms or phrases at their first use in the prospectus:

•	“short bolus;”

•	“anti-emetic;”

•	“NSAIDs;”

•	“oral bioavailability;”

•	“pharmacokinetic predictability;”

•	“somnolence;” and

•	“transient prolactin elevations;”

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 2, 3, 4, 16, 55, 72, 76, 83 and 88 of the Registration Statement.

6.	Please explain the purpose of “rescue medication” as used in your clinical trials.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 3 of the Registration Statement.

Our Product Candidates, page 2

7.	In the “Status” column of your table, please indicate that I.V. CR845 has completed Phase 2 clinical testing.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 2 and 73 of the Registration Statement.

8.	Please define the term “statistically significant.”

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 3 and 77 of the Registration Statement.

November 8, 2013 Page Four

9.	Please briefly summarize the results of the Phase 1 clinical trial you have completed for Oral CR845.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 4 of the Registration Statement.

Risk Factors

“If we fail to supply CR845 to our collaboration partners...,” page 13

10.	We note your risk factor disclosure that you currently have a single supplier for I.V. CR845 and that failure to provide adequate supply of CR845 product to your co-collaborators could result in a breach of your agreements and potential loss of revenue for the Company. Please identify the single supplier to which you are referring as required under Item 101(h)(4)((v) of Regulation S-K. Please also describe the terms of your current contractual arrangements with this supplier.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 13 of the Registration Statement.

“The FDA may determine that I.V. CR845 or any of our other product candidates have undesirable side effects...,” page 16

11.	Please revise your risk factor disclosure to identify the specific “poorly tolerated side effects” associated with kappa opioid agonists.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 16 of the Registration Statement.

“If the manufacturers upon whom we rely fail to produce our product candidates...,” page 25

12.	We note your disclosure that you have developed a formulation of Oral CR845 based on a third party’s proprietary technology but have not yet negotiated terms related to use of such technology for commercial manufacturing. Please revise your disclosure to describe the technology used, indicate how you obtained the rights to use the third party’s proprietary technology for the development of Oral CR845 and identify the party from whom you obtained such technology.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 25 of the Registration Statement.

“We will incur increased costs as a result of operating as a public company,” page 38

13.	Please include in this risk factor, to the extent practicable, an estimate of the annual costs associated with your reporting obligations.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 39 of the Registration Statement.

November 8, 2013 Page Five

Special Note Regarding Forward-Looking Statements, page 47

14.	We note your statement that “there can be no assurances as to the accuracy or completeness” of information obtained from industry and general publications, studies and surveys. We also note your statement that results and estimates derived from internal research “have not been verified by any independent source.” Please revise your disclosure to remove these statements as it is not appropriate to directly or indirectly disclaim liability for information in the registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 47 of the Registration Statement.

Use of Proceeds, page 48

15.	Please separate the amount of net proceeds you intend to use to conduct the Phase 1 clinical trial of Oral CR845 and the amount you intend to use for the Phase 2a clinical trial.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 48 of the Registration Statement.

Capitalization, page 50

16.	It appears the total capitalization amount presented within the capitalization table represents in substance total liabilities, convertible preferred stock and stockholders’ equity rather than total capitalization. Please revise or advise us.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 49 of the Registration Statement.

Selected Financial Data, page 54

17.	Please present pro forma earnings per share data in this section consistent with your disclosure on page F-4.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 53 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Share-Based Compensation, page 67

18.	In order for us to fully understand the equity fair market valuations reflected in your financial statements, please include an itemized chronological schedule covering all equity instruments issued since January 1, 2012 through the date of your response. Separately represent to us that you will update this schedule for any appropriate issuances after the date of your response through the date you complete your offering. Please provide the following information separately for each equity instrument issuance:

•	The date of the transaction;

November 8, 2013 Page Six

•	The number of shares/options issued/granted;

•	The exercise price or per share amount paid;

•	Your fair market value per share estimate and how the estimate was made;

•	The identity of the recipient, indicating if the recipient was a related party;

•	Nature and terms of concurrent transactions; and

•	The amount of any compensation or interest expense element.

When you have determined the IPO price range, include a reconciliation that progressively bridges your fair market value determinations to the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Response:

In response to the Staff’s comment, the Company advises the Staff that, since January 1, 2012, aside from the issuance of common stock through the exercise of pre-existing common stock options, the Company has issued equity securities and convertible debt in five separate transactions:

Equity Issuances Since January 1, 2012

Junior Preferred Stock

Transaction Background

On May 15, 2012, the Company issued and sold 173,611 shares of newly designated Junior Preferred Stock to Chong Kun Dang Pharmaceutical Corporation (“CKD”), an unrelated third party, in connection with the entry into a license agreement with CKD, pursuant to which the Company provided CKD with the exclusive rights to develop, manufacture and commercialize products containing CR845, the company’s lead product candidate, in South Korea. Under the agreement, the Company received a non-refundable and non-creditable amount of $1 million and is eligible to receive milestones payments totaling $3,750,000 relating to pre-defined clinical and regulatory events as well as royalties on sales of any marketed products containing CR845. Each share of Junior Preferred Stock is convertible into one share of the Company’s common stock at any time at the option of the holder or upon the occurrence of certain events, including an initial public offering meeting certain specified conditions. The purchase price of the Junior Preferred Stock was included within the $1 million amount noted above. The stated purchase price of the shares of Junior Preferred Stock, pursuant to the license agreement was $2.88 per share.

November 8, 2013 Page Seven

Fair Value Discussion

Notwithstanding the stated purchase price of the shares, the Company estimated the fair market value of the Junior Preferred Stock as of May 15, 2012 to be $2.04 per share ($354,000 in total) based on a contemporaneous, independent third party valuation. Consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “Practice Aid”), this valuation was derived using a discounted cash flow methodology to derive the implied value of the Company’s equity, and applying an option-pricing method to derive the value of the Junior Preferred Stock on a controlling, marketable basis and then further applying discounts for lack of control and marketability. The Company has expanded its disclosures on pages 68 and 69 to provide additional detail concerning this valuation.

Accounting Discussion

As both a license and the sale of Junior Preferred stock were included in this transaction, the Company determined that it represented a multiple element arrangement under ASC 605-25, Revenue Recognition – Multiple Element Arrangements. Regarding elements within an arrangement that are accounted for under topics in which separation and allocation are addressed, ASC 605-25-15-3A states:

“If another Topic provides guidance regarding the determination of separate units of accounting and how to allocate arrangement consideration to those separate units of accounting, the arrangement or the deliverables in the arrangement that is within the scope of that Topic shall be accounted for in accordance with the relevant provisions of that Topic rather than the guidance in this Subtopic.”

The above refers to Category 1 deliverables that have specific guidance within other topics of the codification. In addition, the Ernst & Young Accounting Manual on Category 1 elements states:

Category 1 — Other ASC literature provides guidance on both the separation of multiple deliverables in a multiple-element arrangement into separate units of accounting and on the allocation of the arrangement consideration between the separate units of accounting. In such cases, if all the deliverables fall within the scope of the other ASC literature, the guidance within that literature should be applied to the arrangement as a whole (and the guidance within the multiple-element arrangements literature would not be applied). If the arrangement contains deliverables that are within the scope of the other ASC literature and others that are not, the guidance in the other ASC literature would be applied to the deliverable(s) that falls within its scope, and the guidance in the multiple-element arrangements literature would be applied to the remaining deliverables to determine if separate units of accounting exist.

As both ASC 505, Equity, and ASC 480, Distinguishing Liabilities from Equity, provide guidance on the separation and allocation for the accounting of preferred stock issuances (at fair value), the Company determined that the Junior Preferred Stock issued should be recorded at its full fair value from the total consideration received as part of the arrangement (i.e. value is not allocated to the shares on a relative fair value basis). As a result, the Company recorded the issuance of the 173,611 shares of

November 8, 2013 Page Eight

Junior Preferred Stock as a capital transaction for $354,000, which represented the shares’ estimated fair value as of the transaction date. The remaining proceeds of $646,000 were recorded as license revenue as the license was the only deliverable within the agreement and was determined to be a separate unit of accounting under ASC 605-25, Revenue Recognition Multiple–Element Arrangements.

Convertible Promissory Notes (December 2012)

Transaction Background

On December 28, 2012, the Company issued a series of convertible promissory notes (the “December 2012 Notes”) in aggregate principal amount of approximately $2.5 million in the first of two closings of the convertible promissory note financing (the “Note Financing”). Investors in the first closing of the Note Financing included Esperante AB, funds affiliated with Ascent Biomedical Ventures, funds affiliated with Alta BioPharma Partners, Devon Park Bioventures, L.P., Rho Ventures VI, L.P., Derek Chalmers, Frederique Menzaghi and Michael E. Lewis, each of whom were related parties of the Company (including executive officers, beneficial owners of greater than 5% of the Company’s outstanding capital stock and venture capital funds affiliated with certain of the Company’s directors). These promissory notes contained a mandatory conversion feature and an optional conversion feature.

Accounting Discussion

The optional conversion feature allowed the note holder, any time prior to the maturity of the note, to elect to convert the balance of the note plus accrued interest into Series D Preferred Stock at a conversion price of $1.444244 per share. In accordance with ASC 470-20, Debt with Conversion and Other Options, the Company determined that the conversion price was below fair value and the intrinsic value of the beneficial conversion feature embedded in the notes issued in the initial closing was approximately $2.0 million, based on the estimated fair value of the Series D Preferred Stock as of December 31, 2012 of $2.61 per share, and this intrinsic value was recorded as a debt discount, to be accreted to interest expense over the term of the notes. Each share of Series D Preferred Stock is convertible into one share of the Company’s common stock at any time at the option of the holder or upon the occurrence of certain events, including an initial public offering meeting certain specified conditions.

The mandatory conversion would occur in the event the Company issued or sold equity securities on or before August 28, 2013 of not less than $10 million. In this event, the December 2012 Notes plus all accrued interest would automatically convert into the issued class of equity securities at a price per share equal to 90% of the cash price paid by the investors in the new equity securities. In accordance with ASC 815-15, Derivatives and Hedging, the Company was required to record the embedded mandatory conversion feature as a freestanding financial instrument, as the conversion feature was a substantial contingent call option and, per ASC 815-15-25-42 and 43, was not considered “clearly and closely related” to the “host” instrument (the December Notes) and met the other criteria to be considered a derivative under ASC 815. The mandatory conversion feature was not considered “clearly and closely related” because:

1.	The embedded 10% discount upon conversion was considered substantial (Step 3 of ASC 815-15-25-42); and

November 8, 2013 Page Nine

2.	The mandatory conversion feature is akin to a contingent call that accelerates payment of the debt through equity shares (Step 4 of ASC 815-15-25-42)

As a result, the contingent call feature is required to be bifurcated from the December 2012 Notes and recorded at fair value.

The Company recorded $41 as the fair value of the contingent call option liability related to the December 2012 Notes issued in the initial closing of the Note Financing, with a corresponding amount recorded as additional debt discount, with the debt discount to be accreted to interest expense over the life of the December 2012 Notes. Any increases or decreases to the fair value of the contingent call option would be recorded in operations through the life of the December 2012 Notes.

Fair Value Discussion

The Company estimated the fair market value of the Series D Preferred Stock as of December 31, 2012 to be $2.61 per share based on a contemporaneous, independent third party valuation. Consistent with the Practice Aid, this valuation was derived using a discounted cash flow methodology to derive the implied value of the Company’s equity, and applying an option-pricing method to derive the value of the Series D Preferred Stock on a controlling, marketable basis and then further applying discounts for lack of control and marketability.

The Company estimated the fair value of the contingent call option by estimating the accreted value of the Notes upon conversion, with consideration provided for the 10% price discount and the probability of the Company closing an equity offering in excess of $10 million before August 28, 2013. As of December 28, 2012, the Company estimated the probability of an equity offering in excess of $10 million closing before August 28, 2013 to be 15%. There was no change in the fair value of the contingent call option as of December 31, 2012. The estimated fair value of the contingent call option was reduced to zero during 2013, since the Company estimated the probability of closing a $10,000 equity offering before August 28, 2013 as zero, following the receipt of $23.0 million in connection with the Maruishi transaction in April 2013, which removed the need for a $10 million financing prior to August 28, 2013. No such financing took place prior to August 28, 2013.

The Company has expanded its disclosures on pages 68 and 69 to provide additional detail concerning this valuation.

Convertible Promissory Notes (February 2013)

Transaction Background

On February 28, 2013, the Company issued a second series of convertible promissory notes (the “February Notes”) in aggregate principal amount of approximately $1.5 million in the second closing of the Note Financing. The terms of these notes were substantially identical to the terms of the December 2012 Notes, as described above.

November 8, 2013 Page Ten

Investors in the second tranche of the Note Financing included funds affiliated with Ascent Biomedical Ventures, funds affiliated with Alta BioPharma Partners, funds affiliated with MVM International Life Sciences, Healthcare Private Equity Limited Partnership, each of whom were related parties of the Company (including beneficial owners of greater than 5% of the Company’s outstanding capital stock and venture capital funds affiliated with certain of the Company’s directors). These promissory notes contained a mandatory conversion feature and an optional conversion feature.

Accounting Discussion

The optional conversion feature allowed the note holder, any time prior to the maturity of the note, to elect to convert the balance of the note plus accrued interest into Series D Preferred Stock at a conversion price of $1.444244 per share. In accordance with ASC 470-20, Debt with Conversion and Other Options, the Company determined that the conversion price was below fair value and the intrinsic value of the beneficial conversion feature embedded in the notes issued in the second closing was approximately $1.4 million, based on the estimated fair value of the Series D Preferred Stock as of February 28, 2013 of $2.81 per share, and this intrinsic value was recorded as a debt discount, to be accreted to interest expense over the term of the notes. Each share of Series D Preferred Stock is convertible into one share of the Company’s common stock at any time at the option of the holder or upon the occurrence of certain events, including an initial public offering meeting certain specified conditions.

The mandatory conversion would occur in the event the Company issued or sold equity securities on or before August 28, 2013 of not less than $10 million. In this event, the February Notes plus all accrued interest would automatically convert into the issued class of equity securities at a price per share equal to 90% of the cash price paid by the investors in the new equity securities. In accordance with ASC 815-15, Derivatives and Hedging, the Company was required to record the embedded mandatory conversion feature as a freestanding financial instrument, as the conversion feature was a substantial contingent call option and, per ASC 815-15-25-42 and 43, was not considered “clearly and closely related” to the “host” instrument (the February Notes) and met the other criteria to be considered a derivative under ASC 815. The mandatory conversion feature was not considered “clearly and closely related” because:

1.	The embedded 10% discount upon conversion was considered substantial (Step 3 of ASC 815-15-25-42); and

2.	The mandatory coversion feature is akin to a contingent call that accelerates payment of the debt through equity shares (Step 4 of ASC 815-15-25-42)

As a result, the Company the contingent call feature is required to be bifurcated from the February Notes and recorded at fair value. However, the fair value was immaterial since the Company estimated the probability of closing a $10,000 equity offering before August 28, 2013 was less than 5% given the stage of negotiations regarding the transaction with Maruishi which ultimately took place in April 2013, which removed the need for a $10.0 million financing prior to August 28, 2013.

November 8, 2013 Page Eleven

Fair Value Discussion

The Company estimated the fair market value of the Series D Preferred Stock as of February 28, 2013 to be $2.81 per share based on a contemporaneous independent third party valuation. Consistent with the Practice Aid, this valuation was derived using a discounted cash flow methodology to derive the implied value of the Company’s equity, and applying an option-pricing method to derive the value of the Series D Preferred Stock on a controlling, marketable basis and then further applying discounts for lack of control and marketability.

The Company estimated the fair value of the contingent call option by estimating the accreted value of the February Notes upon conversion, with consideration provided for the 10% price discount and the probability of the Company closing an equity offering in excess of $10 million before August 28, 2013. As of the February 2013 closing , the Company estimated the probability of an equity offering in excess of $10 million closing before August 28, 2013 was close to zero given the stage of negotiations regarding the transaction with Maruishi which ultimately took place in April 2013, which removed the need for a $10 million financing prior to August 28, 2013. As a result, the estimated fair value of the contingent call option was immaterial.

The Company has expanded its disclosures on pages 68 and 69 to provide additional detail concerning this valuation.

Common Stock Issued Upon Conversion of Preferred Stock

Transaction Background

The holders of preferred stock who did not participate in the Note Financing described above had their shares of preferred stock converted into common stock at their respective then applicable conversion rates. As a result, as of February 2013 (unaudited), 2,246,743 shares of preferred stock were converted into 2,398,867 shares of common stock.

Accounting Discussion

The Company considered whether this mandatory conversion should be considered an extinguishment of the original preferred instruments, based upon an evaluation under Ernst & Young’s (“EY”) Hot Topic No. 2010-29, “Amendments to Equity-Classified Preferred Share Instruments”.

The Company has adopted a policy based on qualitative considerations in order to evaluate whether an amendment to an equity-classified preferred share should be accounted for as an extinguishment. More specifically, an amendment that adds, deletes or significantly changes a substantive contractual term (i.e., one that is at least reasonably possible of being exercised), or fundamentally changes the nature of the preferred shares is considered an extinguishment. An amendment that does not meet this criteria is considered a modification.

Under ASC 260-10-S99-2, when equity classified preferred shares are extinguished, the difference between (1) the fair value of the consideration transferred to the holders of the preferred shares, and (2) the carrying amount of the preferred shares (net of issuance

November 8, 2013 Page Twelve

costs) are subtracted from (or added to) net income to arrive at income available to common stockholders in the calculation of earnings per share. In addition to the effect on earnings per share, extinguishment accounting will result in adjustments within equity, but will not result in recognition of any amounts in net income, as noted in ASC 740-50 and the EY Hot Topic noted above.

The Company determined that: (a) the mandatory conversion of 2,398,867 preferred shares in February 2013 represents an extinguishment because the impacted preferred stock are no longer outstanding and (b) it represents a significant change to a substantive contractual term (i.e. such a mandatory conversion was not an original legal term of the preferred stock), and therefore triggers extinguishment accounting, as per ASC 740-50, Debt-Modifications and Extinguishments, which aligns with the guidance in ASC 260-10-S99-2.

As of February 28, 2013, the carrying value of all the preferred stock that was forcibly converted was approximately $4.5 million. The fair value of the 2,398,867 shares of common stock that were issued as part of the conversion was $3.6 million, based on an estimated fair value per share of $1.49 as of February 28, 2013. The difference of $900,000 was recorded as a gain on extinguishment of preferred stock within accumulated deficit.

Fair Value Discussion

The Company estimated the fair market value of its common stock as of February 28, 2013 to be $1.49 per share based on a contemporaneous independent third party valuation. Consistent with the Practice Aid, this valuation was derived using a discounted cash flow methodology to derive the implied value of the Company’s equity, and applying an option-pricing method to derive the value of the common stock on a controlling, marketable basis and then further applying discounts for lack of control and marketability. The Company has expanded its disclosures on pages 70 and 71 to provide additional detail concerning this valuation.

Junior A Preferred Stock

Transaction Background

On April 25, 2013, the Company issued and sold 2,105,263 shares of newly designated Junior A Preferred Stock to Maruishi Pharmaceutical Co., Ltd. (“Maruishi”), an unrelated third party, in connection with the entry into a license agreement with Maruishi, pursuant to which the Company provided Maruishi with: (a) the exclusive rights to develop, manufacture and commercialize products containing CR845 for acute pain and uremic pruritus in Japan and (b) related research and development services. Under the agreement, the Company received an upfront non-refundable, non-creditable license fee of $15 million and is eligible to receive aggregate milestone payments of $10.4 million for pre-defined clinical development and regulatory events as well as royalties with respect to any sales of the licensed products sold in Japan by Maruishi. Maruishi also purchased 2,105,263 shares of Junior A Preferred Stock pursuant to a stock purchase agreement for a purchase price of $3.80 per share, for total additional consideration of $8 million. Each share of Junior A Preferred Stock is convertible into one share of the Company’s common stock at any time at the option of the holder or upon the occurrence of certain events, including an initial public offering meeting certain specified conditions.

November 8, 2013 Page Thirteen

Fair Value Discussion

Notwithstanding the stated purchase price of the shares, the Company estimated the fair market value of the Junior A Preferred Stock as of April 25, 2013 to be $3.64 per share ($7.7 million in total) based on a contemporaneous, independent third party valuation. Consistent with the Practice Aid, this valuation was derived using a discounted cash flow methodology to derive the implied value of the Company’s equity, and applying an option-pricing method to derive the value of the Junior A Preferred Stock on a controlling, marketable basis and then further applying discounts for lack of control and marketability. The Company has expanded its disclosures on pages 68, 69 and 70 to provide additional detail concerning this valuation.

Accounting Discussion

As both a license, research and development services and the sale of Junior A Preferred stock were included in this transaction, the Company determined that it represented a multiple element arrangement under ASC 605-25, Revenue Recognition – Multiple Element Arrangements. Regarding elements within an arrangement that are accounted for under topics in which separation and allocation are addressed, ASC 605-25-15-3A states:

“If another Topic provides guidance regarding the determination of separate units of accounting and how to allocate arrangement consideration to those separate units of accounting, the arrangement or the deliverables in the arrangement that is within the scope of that Topic shall be accounted for in accordance with the relevant provisions of that Topic rather than the guidance in this Subtopic.”

The above refers to Category 1 deliverables that have specific guidance within other topics of the codification. In addition, the Ernst & Young Accounting Manual on Category 1 elements states:

Category 1 — Other ASC literature provides guidance on both the separation of multiple deliverables in a multiple-element arrangement into separate units of accounting and on the allocation of the arrangement consideration between the separate units of accounting. In such cases, if all the deliverables fall within the scope of the other ASC literature, the guidance within that literature should be applied to the arrangement as a whole (and the guidance within the multiple-element arrangements literature would not be applied). If the arrangement contains deliverables that are within the scope of the other ASC literature and others that are not, the guidance in the other ASC literature would be applied to the deliverable(s) that falls within its scope, and the guidance in the multiple-element arrangements literature would be applied to the remaining deliverables to determine if separate units of accounting exist.

As both ASC 505, Equity, and ASC 480, Distinguishing Liabilities from Equity, provide guidance on the separation and allocation for the accounting of preferred stock

November 8, 2013 Page Fourteen

issuances (at fair value), the Company determined that the Junior A Preferred Stock issued should be recorded at its full fair value from the total consideration received as part of the arrangement (i.e. value is not allocated to the shares on a relative fair value basis). As a result, the Company recorded the issuance of the 2,105,263 shares of Junior A Preferred Stock as a capital transaction for $7.7 million, which represented the shares’ estimated fair value as of the transaction date. The resulting premium of $337,000 was allocated to the arrangement consideration under ASC 605-25, Revenue Recognition Multiple–Element Arrangements as more fully described in Note 11 to the financial statements.

Estimates of Common Stock Value Independent of Equity Issuances

The Company has not issued shares of common stock, options or warrants to purchase common stock or any other instruments convertible into common stock, except as described above, since January 1, 2012, other than the issuance of common stock upon the exercise of stock options. However, the Company has estimated the fair value of its common stock as of December 31, 2011 and December 31, 2012 for purposes of revaluing outstanding options held by consultants and adjusting compensation expense accordingly during the vesting period of those options as required by ASC 718, Compensation—Stock Compensation. The Company supplementally advises the Staff that the Company estimated the fair market value of the Company’s common stock to be to be $0.77 per share and $1.29 per share as of December 31, 2011 and December 31, 2012, respectively. The Company also estimated the fair value of its common stock as of February 28, 2013 for purposes of accounting for the conversion of preferred stock described above. The Company estimated these fair market values based on independent third party valuations.

For the December 31, 2011 valuation, the Company employed a combination of the income approach, using the discounted cash flow method, and the market approach, which took into account the value implied by the Company’s July 2010 Series D Preferred Stock financing. For the December 31, 2012 valuation, the Company employed solely the income approach, as it determined that the Company’s conditions had changed significantly since its most recent equity financing such that use of the market approach would be inappropriate. For the February 28, 2013 valuation, the Company also utilized the income approach to derive the implied value of the Company’s equity, and applied an option-pricing method to derive the value of the common stock on a controlling, marketable basis and then further applying discounts for lack of control and marketability.

The Company has expand its disclosure on pages 70 and 71 to provide additional detail concerning the valuations described above, and, in future filings, will bridge the fair market value determinations of the common stock to the midpoint of the Company’s estimated offering price range.

November 8, 2013 Page Fifteen

Business

Our Product Candidates, page 73

19.	Please revise your disclosure to explain how use of CR845 will avoid drug-drug interactions.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 76 of the Registration Statement.

20.	Please revise the discussion of the results of your clinical trials to identify what the corresponding p values refer to.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 77 and 79 of the Registration Statement.

21.	Please revise your tables at pages 79 and 83 to explain what the abbreviation “ANOVA” refers to.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 82 and 86 of the Registration Statement.

I. V. CR845, page 73

22.	Please revise your disclosure to indicate whether total pain relief score, or TOTPAR, is an FDA-recognized endpoint for acute pain clinical trials.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 78 of the Registration Statement.

Principal Stockholders, page 119

23.	Please amend this disclosure to include the individual(s) who has voting and/or investment power over the common shares held by Healthcare Private Equity Limited Partnership.

Response: The Company supplementally advises the Staff that it has been informed by Healthcare Private Equity Limited Partnership that Scottish Widows Investment Partnership Limited is a wholly owned subsidiary of Lloyds Banking Group, plc, a publicly traded company with American Depository Shares traded on the New York Stock Exchange, and that no particular individual(s) have or share voting or dispositive authority with respect to the shares held by Healthcare Private Equity Limited Partnership. The Company has revised the disclosure appearing on page [120] of the Registration Statement accordingly.

Exhibit Index, page II-7

24.	Please indicate in this index which of your exhibits will be the subject of your application for confidential treatment.

November 8, 2013 Page Sixteen

Response: In response to the Staff’s comment, the Company has revised the exhibit indices appearing on pages II-4 and II-7 of the Registration Statement.

* * * * * * *

Please contact me at (212) 479-6556, Darren DeStefano of Cooley LLP at (703) 456-8034, or Stephane Levy of Cooley LLP at (212) 479-6838 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

Cooley LLP

/s/ Babak Yaghmaie

Babak Yaghmaie

cc:	Derek Chalmers, Cara Therapeutics, Inc.

Stephane Levy, Cooley LLP

Darren DeStefano, Cooley LLP

Peter N. Handrinos, Latham & Watkins